UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2007
                        COMMISSION FILE NUMBER 000-51576

                             ORIGIN AGRITECH LIMITED
                 (Translation of registrant's name into English)

         No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             ORIGIN AGRITECH LIMITED

                                     By:      /s/  Dr. Han Gengchen
                                              ----------------------------------
                                     Name:    Dr. Han Gengchen
                                     Title:   Chief Executive Officer

Date: February 27, 2007

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                                     EXHIBIT

Exhibit Number            Description
---------------           -------------------------------------------------

99.1 Press Release regarding unaudited financial results for the three months ended December 31, 2006

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